November 25, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rucha Pandit

Re:	Galaxy Next Generation, Inc. Registration Statement on Form S-1 File No: 333-268416 Request for Acceleration

Ladies and Gentlemen:

Galaxy Next Generation, Inc. (the "Registrant") hereby requests that the effective date of the Company's Registration Statement on Form S-1 (File No. 333-268416), be accelerated by the U.S. Securities and Exchange Commission to Tuesday, November 29, 2022 at 4:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. and Patrick J. Egan, Esq. of Blank Rome LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (212) 885-5358 or Mr. Egan at (212) 885-5346 with any questions you may have concerning this request, and please notify either Ms. Marlow or Mr. Egan when this request for acceleration has been granted.

Very truly yours,

GALAXY NEXT GENERATION, INC.

By:	/s/ Magen McGahee
Name:	Magen McGahee
Title:	Secretary and Chief Financial Officer

cc:	Leslie Marlow, Esq., Blank Rome LLP Patrick Egan, Esq., Blank Rome LLP